

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF CORPORATION FINANCE
MAIL STOP 3561

September 12, 2007

via U.S. Mail
Christopher Bernard, Esq.
Allen & Overy LLP
40 Bank Street, 32nd Floor Canary Wharf
London E14 5NR
United Kingdom

> **Re: Permanent Funding (No. 2) Limited**
> **Registration Statement on Form S-3**
> **Filed August 17, 2007**
> **File No. 333-145530**
>
> **Permanent Master Issuer plc**
> **Form 10-K for the Fiscal Year Ended December 31, 2006**
> **Filed March 30, 2007**
> **File No. 333-137495-07**

Dear Mr. Bernard,

We have limited our review of your filing for compliance with Regulation AB. Please note that our limited review covers only those issues addressed in the comments below. Please also note that our comments to either the base prospectus and/or the supplement should be applied universally, if applicable.

Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so that we can better understand your disclosure. After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Permanent Funding (No. 2) Limited

Registration Statement on Form S-3

General

1.   Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor have been current with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.4. of Form S-3. Also, please provide us with the CIK codes for any affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.

2.   Please note that a takedown off of a shelf that involves assets, structural features, credit enhancement or other features that were not described in the base prospectus will usually require either a new registration statement, if to include additional assets, or a post-effective amendment. Refer to Rule 409 of the Securities Act, which requires that the registration statement be complete at the time of effectiveness, except for information that is not known or reasonably available. Please confirm for us that the base prospectus includes all assets, credit enhancements or other structural features reasonably contemplated to be included in an actual takedown.

3.   Please confirm that all material terms to be included in the finalized agreements will also be disclosed in the final Rule 424(b) prospectus, or that finalized agreements will be filed simultaneously with or prior to the final prospectus. Refer to Item 1100(f) of Regulation AB.

Prospectus Supplement

Optional redemption by the issuer, page S-7

Use of proceeds, page S-11

4.   Please disclose all expenses incurred in connection with the selection and acquisition of the pool assets that are payable from the offering proceeds. Refer to Item 1107(j) of Regulation AB.

Base Prospectus

Overview of Prospectus, page 13

Structural Diagram of the Program, page 17

5.   If true, please revise your diagram to clarify that the box captioned "Subordinated loan provider/Start-up loan Provider" refers to the "issuing entity subordinate loan provider" and "issuing entity start-up loan provider" as described elsewhere in your prospectus. Also, on your diagram, please indicate by footnote where investors can locate corresponding disclosure regarding this party in the "Overview of the transaction" section that precedes the diagram.

6.   Please also indicate on your diagram the relationship of the funding 2 start-up loan as described on page S-12 and 200.

Diagram of the priority of payments by the issuing entity and subordination relationships, page 33

7.   Please revise to indicate the priority of payment for issuing entity start-up loans.

Additions to trust property, page 145

8.   Please confirm that asset additions will not exceed the limitations provided in Item 1101(c)(3)(i) of Regulation AB.

Exhibits

9.   Please file the issuing entity subordinated loan and start-up provider agreements.

10.   When available, please file your Master Intercompany Loan Agreement.

Signatures of Permanent Funding (No. 2) Limited

11.   It appears the signature blocks are blank. Please amend the signature page for the depositor to reflect actual signatures. The registration statement should be signed by the depositor's principal financial officer and controller or principal accounting officer, and by at least a majority of the depositor's board of directors or persons performing similar functions. Refer to General Instruction V.B. of Form S-3.

Permanent Master Issuer plc

Form 10-K for the Fiscal Year Ended December 31, 2006

Item 1114(b)(2) Credit Enhancement and Other Support, Except for Certain Derivatives
Instruments

12.   We note that you are incorporating by reference the financial statements of
        Deutsche Bank. Please note that incorporation by reference must comply with all
        applicable rules. Refer to Instruction 1. to Item 1100(c)(1). Please revise your
        disclosure here to provide the file number(s) so that investors may locate the
        incorporated information. Also, please revise your exhibit list to include the
        incorporated information. Refer to Item 601(b)(13) of Regulation S-K, Rule 303
        of Regulation S-T, and Rule 12b-23 under the Exchange Act.

Signatures

13.   We note that David Balai has elected to sign the Form 10-K on
        behalf of the issuing entity. It is unclear whether Mr. Balai is signing as the
        senior officer in charge of securitization of the depositor or as the senior officer in
        charge of the servicing function for the servicer. Please revise your signature
        block to clearly indicate. See General Instruction J(3) to Form 10-K.
        Additionally, please make corresponding changes to your Section 302
        certification. It appears from paragraph 4 that you intend Mr. Balai to sign on
        behalf of the depositor. See footnote 1 to Item 601(b)(31)(ii) of Regulation S-K.

Exhibit 33.1—Report on Assessment of Compliance with Servicing Criteria

14.   We note that the report prepared by Halifax plc and the related attestation report
        identify two material instances of noncompliance from December 21, 2006 to
        December 31, 2006. Please tell us whether these have been corrected.

15.   We note that the servicer assessed compliance with several of the servicing
        criteria set forth in Item 1122 of Regulation AB. While some of these criteria are
        clearly inapplicable given the nature and terms of your offering, please explain to
        us why the criteria set forth in subparagraphs (d)(1)(iv) and (d)(2)(vi) were
        deemed not applicable.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all the facts relating to a company's disclosure, they are responsible for the accuracy and adequately of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Jason E. Wynn at (202) 551-3756 or Rolaine Bancroft at (202) 551-3313 with any questions.

Sincerely,

Max A. Webb
Assistant Director

cc: via Facsimile
        Christopher Bernard, Esq.
        Allen & Overy LLP
        011-44-20-3088-0000